Filed by Seawell Limited. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Allis-Chalmers Energy Inc.
Commission File No. of Subject Company: 001-02199

This filing relates to the proposed merger of Wellco Sub Company, a wholly owned subsidiary of Seawell Limited, with Allis-Chalmers Energy Inc., pursuant to the terms of an Agreement and Plan of Merger, dated as of August 12, 2010, by and among Seawell Limited, Wellco Sub Company and Allis-Chalmers Energy Inc..

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words or phrases such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning.  These forward-looking statements involve a number of risks and uncertainties.  Seawell and Allis-Chalmers caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.  Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Seawell and Allis-Chalmers, including future financial and operating results, Seawell's and Allis-Chalmers' plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Allis-Chalmers’ filings with the Securities and Exchange Commission.  These include risks and uncertainties relating to: the ability to obtain the requisite Allis-Chalmers stockholder approval; the risk that Allis-Chalmers or Seawell may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations.  Neither Seawell nor Allis-Chalmers undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

1

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Seawell, Allis-Chalmers and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person. In connection with the proposed merger between Seawell and Allis-Chalmers, Seawell will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Allis-Chalmers that also constitutes a prospectus of Seawell.  Seawell and Allis-Chalmers will mail the proxy statement/prospectus to the Allis-Chalmers stockholders.  Seawell and Allis-Chalmers urge investors and stockholders to read the proxy statement / prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).  You may also obtain these documents, free of charge, from Seawell's website (www.seawellcorp.com) under the tab "Investors.”  You may also obtain these documents, free of charge, from Allis-Chalmers' website (www.alchenergy.com) under the tab "For Investors" and then under the heading "SEC Filings."

Participants In The Merger Solicitation

Seawell, Allis-Chalmers, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Allis-Chalmers stockholders in favor of the merger and related matters.  Information regarding the persons, who may, under the rules of the SEC, is deemed participants in the solicitation of Allis-Chalmers stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Allis-Chalmers' executive officers and directors in its definitive proxy statement filed with the SEC on April 30, 2010.  Additional information about Seawell's executive officers and directors and Allis-Chalmers' executive officers and directors can be found in the above-referenced Registration Statement on Form F-4 when it becomes available.  You can obtain free copies of these documents from Seawell and Allis-Chalmers using the contact information above.

2

Seawell Limited
International Drilling & Well Services Company
Jorgen P. Rasmussen, Executive Chairman of the Board
September 2010
Photo: Harald Pettersen / Statoil

Op. revenues, NOKm
EBITDA, NOKm
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

0
100
200
300
400
500
600
700
800
900
1 000
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
Sales
EBITDA

Seawell Limited 2003-2010
CAGR 2003-2009
Revenues +25%
EBITDA +29%

Agenda
• The Oil Services market
• The Seawell business concept
• Acquiring Allis-Chalmers
• Seawell value proposition: Global footprint
• Seawell value proposition: Technology
• Seawell value proposition: Customers
• Seawell value proposition: People
• Summary

The Market, Oil Services, Wellbore Focus

The world needs to increase energy supply
• Population adding 200,000 people per day
• By 2015 we are more than 7 Billion people on earth
• Non-OECD countries are growing much faster than OECD
 countries
• The world needs to get from 86 million barrels per day to 100 million barrels to meet 2030 demand
• 70 percent of the oil comes from fields with more than 30
 years of production
• Increasing decline rates highlights the need to improve
 recovery rates

Oil production from the Norwegian continental shelf
All resource categories
Undiscovered resources
Resources in discoveries
Resources in fields
Reserves
Produced
million Sm³
200
180
160
140
120
100
80
60
40
20
0
1970
1980
1990
2000
2010
2020
2030

SEAWELL

Norway Oil Production -- 40 years 7000 BNOK
Source NPD
Must be Drilling More wells
To produce the Light blue

The Industry Challenge: Improve Oil Recovery
”…we need to find cost-effective ways to allow two or
three times more production wells to be drilled per
year, we need to accept a higher risk by using the
newest technology to drive out more reserves…”
Kjell Pedersen, President and CEO of Petoro a.s. ONS, August 2010
Seawell is focused on (1) drilling all kinds of production wells and (2) mechanical repairs on production wells

The Seawell Business Concept

The Leading Independent Oil Services Company
• Customers are at the center of all we do
• We focus on the development of our customers’ existing fields
• We only do work directly connected with the well
• We focus on well services and drilling skills
• We recruit and develop diversified personnel
• We are able to perform integrated drilling and well
 intervention operations
• We will work onshore and offshore
• We will deploy our technology and services through a global footprint

The Leading Independent Oil Services Company
• Tier 1 customers
• Quality personnel
• Strong management
• Superior technology
• Global footprint
• Healthy balance sheet
• Competent Board
• Active owners
• Stock exchange listing
Strong organic growth
Modular rig
Peak Well Solutions
Tecwel
C6
RIS
Allis-Chalmers: pending
2007-2010
2010 à
Our toolbox to growth
1) Incl. BJ Services 2) Incl. Smith International
CAGR 2003-2009
Revenues +25%
EBITDA +29%
466
1 019
1 056
1 079
1 114
1 449
8 827
13 786
14 675
30 921
0
5 000
10 000
15 000
20 000
25 000
30 000
35 000
Seawell
2007
Expro
Complete
Key
Energy
SEAW
+
ALY
Superior
Energy
Weather-
ford
Baker
Hughes
Halli-
burton
Schlum-
berger
1)
2)

Drilling Services
Bits
Motors
Rotary steerable
MWD / LWD
Collars / Pipe
Platform / Land drilling
Carbon technology (C6)
Tractor services
Well intervention
Fishing
Production logging
Well Services
Slickline / E-line
Mechanical tools
Integrity logging
Engineering Services
Facilities engineering
Upgrades and Maintenance
Casing
Barrier Plugs
Perforations
Drilling optimization
The Well Company

Our World Leading Positions
• No. 1 platform driller
• Largest drilling facility engineering house
• Modular and mobile platform drilling rig
• Ultrasonic camera and leak detection tools
• World leading mechanical barrier plug (HPHT and VMB)
• Wireless operated cementing head
• Composite cable for well intervention

Acquisition of Rig Inspection Services
Significant synergies
• Inspection and validation of rig & equipment,
 OCTG surveys, and assessments
• RIS based in Singapore and Australia, operating
 on a global basis.
• Tier one customer base: Transocean, Seadrill,
 Diamond Offshore, Chevron, BHP, Shell,
• Completes Seawell’s asset integrity offering
• Significant market potential: market potential for
 Seawell in marine riser inspection market in the
 range of USD 40-50m
Analyse
Inspect
Assess
Modify, Upgrade,
Repair &
Maintain
Front end
engineering
RIS will leverage on Seawell’s global customer network
and become a world leading inspection company

Acquiring Allis-Chalmers

1Source: 2009 annual report. Numbers in pies: USDm, relative share of total.
2Source: 2009 annual report. Defined as long-lived assets. Total assets of USD 1080.6m
2009 revenues by geography
Assets per 31.12.20092
Argentina
244
48%
US
188
37%
Brazil
44
9%
Other Intl.
30
6%
Argentina
169
19%
US
572
65%
Brazil
82
9%
Other Intl.
59
7%

Introduction to Allis-Chalmers Energy Inc
• Provider of services and equipment
 to oil and natural gas E&P
 companies
• Operations in US, Argentina, Brazil,
 Bolivia and Mexico
• Employs approximately 3,300 skilled
 and experienced people
• Three business segments
 • Oilfield Services
 • Drilling and Completion
 • Rental Services
• Listed on NYSE
• Largest shareholder is Lime Rock
 Partners
Key figures1

1Source: ThomsonOne

The Well Company
Combining strengths of SEAW & ALY
• 6,500+ employees in 30+ countries
• USD 1.3 billion revenues in 2010, USD 195
 million in EBITDA1
• Leading oilfield service company in North
 Sea
• Major onshore player in the Americas
• 30+ years experience in drilling and
 servicing production wells
• A compelling range of cutting-edge
 downhole technologies

Seawell Value Proposition:

Global Footprint

SEAWELL
SEAWELL
SEAWELL
SEAWELL
SEAWELL
SEAWELL
SEAWELL
SEAWELL
SEAWELL

Global footprint is key to maximize value
Global distribution platform for technology
and services

A global footprint = Customer access
• “We are focused on reaching 40+ locations globally as soon as possible through geographical expansion and acquisitions.”
• “ The key to our success is for Seawell to acquire and develop technologies and services that improve the performance of
 well construction, well maintenance and well repairs, and then be able to distribute those technologies and services through a global network.“

Seawell Value Proposition:

Technology - Focused on the Well

C6 Technologies AS
A step change in intervention technologies
• To develop and
 manufacture advanced
 next-generation well
 intervention products and
 integrated intervention
 systems
• Global ambitions both on
 and offshore
• Independent solutions
 provider
• Seawell and IKM Group
 joined forces to bring well
 intervention expertise,
 equipment manufacturing
 capability, and global
 footprint.
C6 Technologies portfolio will include next-generation deployment systems and a range of down hole tools for integrated well
intervention operations
Carbon
Cable
Technology
“ComTrac”
Long Reach
Conveyance
Acquisition
System
Integration
Mechanical
Tools
& Services
C6
Technologies

Comtrac-the foundation for the future
A step change in conveyance technology
• Reduce requirement for use of tractors
 by 40-60%
• Cost savings of 40-50 % compared to
 current tractor operations
• Significant improvement in potential for
 power transmission
• Global market application
• Fiber optic / FBG for online strain and
 tension / compression of the cable
Comtrac is a step change for the wire line market and will take a significant part of the tractor market

Seawell EMERALD Flexible Drilling Machine
Our goal is to build a global modular rig division
in the next 5 years
 Our new Modular rig is on plan to be
 completed in Germany Q3 2010, and we
 expect delivery in Q4. Several options for the
 initial contract are being pursued.
To maximise flexibility the rig has been designed
with the capability for the following services:
Drilling
Snubbing
Workover
Complex completions
Casing while drilling (CwD)
Managed pressure drilling (MPD)
Plug & abandonment (P&A)

Ultrasound camera “sees” through casing
Well Performance Eye- WPE

Results - Blowout preventer in HP gas well
Well Performance Eye- WPE

The Peak VMB Plug is a mechanical multiple set and
retrievable casing/liner Plug.
Designed as a primary or secondary well barrier and
tested according to ISO 14310 V0
(gas tight).
ELEMENTS
Unique resetable packing
element system.
V0 certified reinforced
elements.
745 Bar/10 800 PSI.
130 C°/266 Fahrenheit.

World Leading Barrier Plug VMB

Statoil

ConocoPhillips

PETROBRAS

Eni

Chevron

bp

ExxonMobil

petoro

TALISMAN ENERGY

SEAWELL

Seawell Value Proposition:

Tier 1 Customers

Unit
Customer
Gullfaks A, B, C
Veslefrikk A, B
StatoilHydro
Statfjord A, B, C
Ula & Valhall
Gyda
Brent A, B, C, D, Nelson
Dunlin
Eider, Tern, N.Corm., Corm.A
StatoilHydro
StatoilHydro
BP
Talisman
Shell
Fairfield
TAQA
2009
1Q 2Q 3Q 4Q
2010
1Q 2Q 3Q 4Q
2011
1Q 2Q 3Q 4Q
2012
1Q 2Q 3Q 4Q
2013
1Q 2Q 3Q 4Q
Alba & Captain
Chevron
Forties A, B, C, D
Apache
Brae A, B, E
Marathon
Firm contract’s
Option
Ekofisk & Eldfisk
ConocoPhillips
1 x 2 year
Life of field
1 year
3 x 1 year
3 x 1 year
Year to year
Peregrino A & B
StatoilHydro
1 x 2 year
1 x 2 year
Life of field
1 year
Option 5 x 5 year
Option 2 x 3 year
37 Rigs
37 Rigs
20 Operating Strings
20 Operating Strings

Contract Status - 2 Billion USD backlog

Seawell Value Proposition:

People

Op. revenues, NOKm 1)
EBITDA, NOKm
1 000
900
800
700
600
500
400
300
200
100
0
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
Sales
EBITDA

Seawell - Deliver What Is Promised
CAGR 2003-2009
Revenues +25%
EBITDA +29%

Disclaimer
Confidential
Forward-Looking Statements
•This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target,"
"forecast," and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Seawell and Allis
-Chalmers caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Seawell and Allis-Chalmers, including future financial and operating results, Seawell's and Allis-Chalmers' plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Allis-Chalmers’ filings with the
Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite Allis-Chalmers stockholder approval; the risk that Allis-Chalmers or Seawell may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger;
the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. Neither Seawell nor Allis-Chalmers undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
•This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Seawell, Allis-Chalmers and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person. In connection with the proposed merger between Seawell and Allis-Chalmers, Seawell will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Allis-
Chalmers that also constitutes a prospectus of Seawell. Seawell and Allis-Chalmers will mail the proxy statement/prospectus to the Allis-Chalmers stockholders. Seawell and Allis-Chalmers urge investors and stockholders to read the proxy statement / prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Seawell's website (www.seawellcorp.com) under the tab "Investors.” You may also obtain these documents, free of charge, from Allis-Chalmers'
website (www.alchenergy.com) under the tab "For Investors" and then under the heading "SEC Filings."
Participants In The Merger Solicitation
•Seawell, Allis-Chalmers, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Allis-Chalmers stockholders in favor of the merger and related matters. Information regarding the persons, who may, under the rules of the
SEC, is deemed participants in the solicitation of Allis-Chalmers stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Allis-Chalmers' executive officers and directors in its definitive proxy statement filed with the SEC on April 30, 2010. Additional information about Seawell's executive officers and directors and Allis-Chalmers' executive officers and directors can be found in the above-referenced Registration Statement on Form F-4 when it becomes available. You can obtain free copies of these documents from Seawell and Allis-Chalmers using the contact information above.